UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)

Under the Securities Exchange Act of 1934

Midstates Petroleum Company, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

59804T100

(CUSIP Number)

Dianna Rosser Aprile

c/o Riverstone Holdings LLC

712 Fifth Avenue, 36th Floor

New York, NY 10019

(212) 993-0076

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

CUSIP No. 59804T100

1	Name of Reporting Person Eagle Energy Production, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 59804T100

1	Name of Reporting Person Eagle Energy Operating Company, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 59804T100

1	Name of Reporting Person Eagle Energy Operating GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 59804T100

1	Name of Reporting Person Eagle Energy Company of Oklahoma, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.0%

14	Type of Reporting Person OO

CUSIP No. 59804T100

1	Name of Reporting Person R/C IV Eagle Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,541,665

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,541,665

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,541,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.2% (1)

14	Type of Reporting Person PN

(1)           Based on 10,986,727 shares of common stock outstanding as of September 30, 2015.

CUSIP No. 59804T100

1	Name of Reporting Person Riverstone/Carlyle Energy Partners IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,541,665

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,541,665

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,541,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.2% (1)

14	Type of Reporting Person PN

(1)           Based on 10,986,727 shares of common stock outstanding as of September 30, 2015.

CUSIP No. 59804T100

1	Name of Reporting Person R/C Energy GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a):	☐
	(b):	☒

3	SEC Use Only

4	Source of Funds OO (please see Item 3 below)

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,541,665

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,541,665

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,541,665

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 32.2% (1)

14	Type of Reporting Person OO

(1)           Based on 10,986,727 shares of common stock outstanding as of September 30, 2015.

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on August 12, 2013 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, the “Schedule 13D”), by the Reporting Persons with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.         Identity and Background

This Amendment amends and restates the first paragraph of Item 2 of the Original Schedule 13D as set forth below:

“(a), (b)  The name and principal business addresses of the persons filing are as follows:

Name	Principal Business Address

Eagle Energy Production, LLC, a Delaware limited liability company
Eagle Energy Operating Company, LLC, a Delaware limited liability company
Eagle Energy Operating GP, LLC, a Delaware limited liability company
Eagle Energy Company of Oklahoma, LLC, a Delaware limited liability company

6100 S Yale Avenue, Suite 700 Tulsa, OK 74136
R/C IV Eagle Holdings, L.P., a Delaware limited partnership Riverstone/Carlyle Energy Partners IV, L.P., a Delaware limited partnership R/C Energy GP IV, LLC, a Delaware limited liability company	c/o Riverstone Holdings LLC 712 Fifth Avenue, 36th Floor New York, NY 10019”

This Amendment amends and restates the sixth paragraph of Item 2 of the Original Schedule 13D as set forth below:

“Certain information required by this Item 2 concerning the executive officers and managers, as applicable, of certain of the Reporting Persons (collectively, the “Listed Persons”) is set forth on Schedule A, attached hereto, which is incorporated herein by reference. To the Reporting Persons’ knowledge, none of the persons listed on Schedule A as an executive officer or manager of certain of the Reporting Persons has been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.         Source and Amount of Funds or Other Consideration

This Amendment amends and restates Item 3 of the Original Schedule 13D in its entirety as set forth below:

“On August 11, 2012, the Issuer and Midstates Petroleum Company, LLC (“Midstates Sub”), a wholly-owned subsidiary of Issuer, entered into an Asset Purchase Agreement (the “Agreement”) with Eagle, pursuant to which Midstates Sub agreed to acquire certain interests in producing oil and natural gas assets, unevaluated leasehold acreage in Oklahoma and Kansas and the related hedging instruments (the “Transaction”). The aggregate purchase price, subject to adjustment as provided in the Agreement, consisted of (a) $325.0 million in cash and (b) 325,000 shares of Series A Preferred Stock (“Series A Stock”) of Midstates with an initial liquidation preference of $1,000 per share.

On October 1, 2012, Midstates issued 260,000 shares of Series A Stock in connection with the closing of the Transaction to Eagle Operating, and deposited 65,000 shares of Series A Stock (the “Escrowed Shares”) into an escrow account to secure certain of Eagle’s indemnity obligations under the Agreement. On October 1, 2013, all of the Escrowed Shares were released to Eagle. On October 2, 2013, Eagle transferred the Escrowed Shares to Eagle Operating.

Dividends on the Series A Stock accrued at a rate of 8.0% per annum, payable semiannually on March 30 and September 30, at Midstates’ sole option, in cash or through an increase in the liquidation preference. On each dividend payment date through September 30, 2015, Midstates elected to pay the dividend due on such date through an increase in the Series A Stock liquidation preference. Additionally, the Series A Stock were entitled to participate on an as-converted basis in any Common Stock dividends declared during the period in which Series A Stock was outstanding.

The shares of Series A Stock were convertible, in whole but not in part, at the option of the holders of a majority of the outstanding Series A Stock into shares of Common Stock on or after October 1, 2013. From October 1, 2013, the Series A Stock could have been converted, in whole but not in part, at the option of the holders of a majority of the outstanding shares of Series A Stock, into a number of shares of Common Stock calculated by dividing the then-current liquidation preference by the conversion price of $13.50 per share. If not previously converted, the Series A Stock were subject to mandatory conversion into shares of Common Stock on September 30, 2015 at a conversion price based upon the volume weighted average price of Common Stock during the 15 trading days immediately prior to the mandatory conversion date, but in no instance could the price be greater than $13.50 per share or less than $11.00 per share.  The maximum and minimum conversion prices were also subject to adjustments for certain events, such as the reverse stock split that occurred on August 3, 2015. Following the reverse stock split, the maximum and minimum conversion prices were adjusted to approximately $135.00 per share and $110.00 per share, respectively.

Holders of the Series A Stock were entitled to vote on an as-converted basis on all matters submitted to common shareholders for approval other than the election of members to Midstates’ board of directors and proposals seeking the approval of certain transactions where the holders of the Series A Stock would be entitled to consideration at least equal to their liquidation preference.  After October 1, 2013, in the event the Midstates’ volume weighted share price exceeded the conversion price then in effect for 15 consecutive trading days, rights to vote the Series A Stock on an as-converted basis would have terminated. Additionally, as long as any shares of Series A Stock remained outstanding, holders of the Series A Stock were entitled to elect one member to the Midstates’ board of directors.

On September 30, 2015, all of the 325,000 shares of Series A Stock held by Eagle Operating automatically converted into 3,738,424 shares of Common Stock of Midstates (the “Converted Shares”). On the same date, Eagle Operating distributed the Converted Shares to Eagle Oklahoma and Eagle Operating GP, which in turn distributed its Converted Shares to Eagle Oklahoma, and Eagle Oklahoma distributed the Converted Shares to its members in accordance with its Third Amended and Restated Limited Liability Company Agreement dated as of October 9, 2012.  As part of this in-kind distribution, Eagle Holdings received 3,541,665 shares of common stock.”

Item 5.         Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as set forth below:

“(a)-(b)   The percentage ownership of common stock provided for each Reporting Person below is based on 10,986,727 shares of common stock outstanding as of September 30, 2015:

Eagle Energy Production, LLC

a) Amount beneficially owned: 0	Percentage: 0.0%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

Eagle Energy Operating GP, LLC

a) Amount beneficially owned: 0	Percentage: 0.0%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

Eagle Energy Operating Company, LLC

a) Amount beneficially owned: 0	Percentage: 0.0%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

Eagle Energy Company of Oklahoma, LLC

a) Amount beneficially owned: 0	Percentage: 0.0%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 0

R/C IV Eagle Holdings, L.P.

a) Amount beneficially owned: 3,541,665	Percentage: 32.2%
b) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 3,541,665
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 3,541,665

Riverstone/Carlyle Energy Partners IV, L.P.

c) Amount beneficially owned: 3,541,665	Percentage: 32.2%
a) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 3,541,665
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 3,541,665

R/C Energy GP IV, LLC

c) Amount beneficially owned: 3,541,665	Percentage: 32.2%
a) Number of shares to which the Reporting Person has:
i. Sole power to vote or to direct the vote: 0
ii. Shared power to vote or to direct the vote: 3,541,665
iii. Sole power to dispose or to direct the disposition of: 0
iv. Shared power to dispose or to direct the disposition of: 3,541,665

Ultimate R/C GP is the general partner of R/C GP, which is the general partner of Eagle Holdings, which is the controlling member of Eagle Oklahoma, which is the sole managing member of Eagle Operating GP, which is the general partner of Eagle Operating.  In addition, Eagle Operating is the sole managing member of Eagle. Each of Ultimate R/C GP and R/C GP may be deemed to indirectly own the Converted Shares owned by Eagle Holdings.

(c)   To the best knowledge of the Reporting Persons, no transactions were effected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d)   No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e)   On October 2, 2013, Eagle ceased to be the beneficial owner of any shares of Midstates Common Stock. On September 30, 2015, each of Eagle Operating, Eagle Operating GP and Eagle Oklahoma ceased to be the beneficial owner of more than five percent of Common Stock.”

Item 7.         Material to Be Filed as Exhibits

Exhibit A —	Joint Filing Agreement (filed as Exhibit A to the Reporting Persons’ Schedule 13D filed with the Commission on August 12, 2013)

SIGNATURE PAGE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 30, 2015

EAGLE ENERGY PRODUCTION, LLC

	By:	/s/ Steve Antry
Name: Steve Antry
Title: Chief Executive Officer

EAGLE ENERGY OPERATING COMPANY, LLC

	By:	/s/ Steve Antry
Name: Steve Antry
Title: Chief Executive Officer

EAGLE ENERGY OPERATING GP, LLC

	By:	/s/ Steve Antry
Name: Steve Antry
Title: Chief Executive Officer

EAGLE ENERGY COMPANY OF OKLAHOMA, LLC

	By:	/s/ Steve Antry
Name: Steve Antry
Title: Chief Executive Officer

Signature Page to Schedule 13D

R/C IV EAGLE HOLDINGS, L.P.

BY:	RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P., Its General Partner
BY:	R/C ENERGY GP IV, LLC, Its General Partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

RIVERSTONE/CARLYLE ENERGY PARTNERS IV, L.P.

BY:	R/C ENERGY GP IV, LLC, Its General Partner

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

R/C ENERGY GP IV, LLC

By:	/s/ Thomas Walker
Name: Thomas Walker
Title: Managing Director

Signature Page to Schedule 13D

SCHEDULE A

Investment Committee of R/C Energy GP IV, LLC

David Leuschen
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone Holdings LLC (“Riverstone”)
Citizenship: USA
Amount Beneficially Owned: 0

Pierre F. Lapeyre, Jr.
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

James T. Hackett
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

Michael B. Hoffman
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

N. John Lancaster, Jr.
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

Andrew W. Ward
c/o Riverstone Holdings LLC
712 Fifth Avenue, 36th Floor
New York, New York 10019
Principal Occupation:  Partner of Riverstone
Citizenship: USA
Amount Beneficially Owned: 0

Daniel A. D’Aniello
c/o The Carlyle Group
1001 Pennsylvania Avenue, N.W., Suite 200 South
Washington, D.C. 20004
Principal Occupation:  Managing Director of The Carlyle Group
Citizenship: USA
Amount Beneficially Owned: 0

Edward J. Mathias
c/o The Carlyle Group
1001 Pennsylvania Avenue, N.W., Suite 200 South
Washington, D.C. 20004
Principal Occupation:  Managing Director of The Carlyle Group
Citizenship: USA
Amount Beneficially Owned: 0

Executive Officers of Eagle Energy Company of Oklahoma, LLC

Steve Antry
c/o Eagle Energy Company of Oklahoma, LLC
6100 S Yale Avenue, Suite 700
Tulsa, OK 74136
Principal Occupation:  Chief Executive Officer and Chairman of the Board at Eagle Energy Company of Oklahoma, LLC
Citizenship: USA
Amount Beneficially Owned: 0

Michael O’Kelley
c/o Eagle Energy Company of Oklahoma, LLC
6100 S Yale Avenue, Suite 700
Tulsa, OK 74136
Principal Occupation:  Chief Operating Officer at Eagle Energy Company of Oklahoma, LLC
Citizenship: USA
Amount Beneficially Owned: 0

Ben C. Kemendo
c/o Eagle Energy Company of Oklahoma, LLC
6100 S Yale Avenue, Suite 700
Tulsa, OK 74136
Principal Occupation:  Chief Financial Officer at Eagle Energy Company of Oklahoma, LLC
Citizenship: USA
Amount Beneficially Owned: 0